

ASCEND

Redefining how wealth is created through housing

Highlights

1. Ascend uses a data-driven approach to sourcing homes at a 20% to market value.

2. Aligning renters with real estate investors by empowering them to invest in the portfolio.

Our Team



Florian Schmitz Co-Founder

15 Years of Real Estate Investing Experience.



Kenneth Luna Co-Founder

Co-Founder of Loisa

The Ascend Portfolio - Empowering Renters to Build Wealth through Real Estate

Introduction

The Ascend Portfolio offers a new investment opportunity that addresses the core problem faced by renters - the difficulty of building wealth through real estate due to the lack of ownership. Our innovative solution allows renters to become part owners of a portfolio of homes, aligning their interests with landlords and creating a win-win scenario. By participating in the wealth generation of real estate, renters can benefit from long-term appreciation and rental income. In this investment pitch, we will delve into the problem, the solution we offer, the market potential, traction achieved so far, the return on investment, our mission, the experienced team behind the project, and our roadmap for future growth.

Problem: The Challenge of Wealth Building for Renters

For renters, the traditional path to building wealth through real estate has been a major challenge. With no ownership stake in the properties they reside in, renters are excluded from the financial benefits of property appreciation and

rental income. The dream of homeownership and the wealth accumulation it brings have become increasingly elusive over the past decade. The financialization of real estate and the rise in property prices relative to salaries have created a significant gap between renting and owning, limiting the opportunities for wealth creation.

Solution: Empowering Renters through Part Ownership

The Ascend Portfolio provides a groundbreaking solution by allowing renters to become part owners of a diversified portfolio of homes. Through their investments, retail investors empower us to grow the portfolio, expand our mission, and offer more opportunities for investment. This unique approach aligns renters and landlords, creating a mutually beneficial relationship. With a shared ownership structure, everyone involved is incentivized to treat the homes and tenants well, fostering a sense of community and long-term value creation.

Market Potential: Seizing the Opportunity

The US single-family home market is facing a significant shortage, estimated between 5-7 million homes. Despite double the interest rates, home prices have remained resilient. Real estate has historically outperformed most public market investments since the 1940s, making it a safe and attractive investment option. Moreover, generational shifts, including the acceleration of movement to secondary cities and the widespread adoption of remote work, have further fueled the demand for single-family homes. The market conditions are ripe for investors to capitalize on this opportunity.

Traction: Achievements and Growth Potential

To date, the Ascend Portfolio comprises six homes, with the acquisition of a seventh home imminent. Impressively, 5 out of the 6 homes were purchased at a 20% discount off the market price. This demonstrates our ability to identify favorable investment opportunities and secure properties at advantageous prices. The portfolio already holds substantial value and promises further growth. We have a strong pipeline of market opportunities, supported by data-driven technology that enables us to identify and acquire homes on the market. With

each additional investment, the portfolio expands, offering investors greater potential returns.

Return on Investment: Cash Flow and Long-Term Appreciation

The Ascend Portfolio offers investors multiple avenues for returns. Cash flow, generated through rental income, provides regular distributions, typically made at least annually. Furthermore, the portfolio is already cash flow positive, further solidifying the investment's profitability. We believe that investors can expect returns on their investment over a five-year timeframe due to refinancing or sale of the homes. Unlike traditional startup investments, the Ascend Portfolio minimizes startup risk and offers a risk-adjusted investment perspective with attractive returns, positioning it as a compelling opportunity in the real estate investment landscape.

Mission: Leveraging Renters and Investors for Portfolio Growth

At Ascend Portfolio, our mission goes beyond financial gains. We actively involve renters and investors in the growth of our portfolio, leveraging their contributions to source homes and uncover investment opportunities. By crowdsourcing and engaging with our community